Exhibit 99.1

U.S. Bank Selects Sapiens DECISION for Home Mortgage

U.S. Bank’s Home Mortgage group has chosen Sapiens DECISION to upgrade its loan origination processes, improve operational efficiency and create new market opportunities

Holon, Israel and Cary, North Carolina – June 20, 2018 –  Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, today announced that U.S. Bank, the fifth-largest commercial bank in the United States, has selected Sapiens DECISION Manager, a business decision management solution, as a strategic component of its modernized mortgage platform.

The Sapiens DECISION solution will enable the bank to quickly and cost effectively deliver solutions to its mortgage customers.

“Sapiens has a proven ability to model a business solution and deliver high quality results in record time,” said Harold Westervelt, managing director of Sapiens DECISION. “We look forward to helping the Home Mortgage group at U.S. Bank achieve their business goals.”

Sapiens DECISION has revolutionized businesses’ ability to envision, model, test and deploy applications and solutions in significantly less time, at lower costs, and with complete confidence. A number of the world’s leading financial institutions are using Sapiens DECISION to author, manage and automate their operational, policy and regulatory decisions. An integrated solution designed to leverage, enhance and augment existing technology, DECISION drives consistency and reusability to ensure that the operational decisions that impact performance are accurately and consistently adhered to – minimizing risk, rework and resource requirements.

About U.S. Bank

U.S. Bancorp, with 74,000 employees and $460 billion in assets as of March 31, 2018, is the parent company of U.S. Bank, the fifth-largest commercial bank in the United States. The Minneapolis-based bank blends its branch and ATM network with mobile and online tools that allow customers to bank how, when and where they prefer. U.S. Bank is committed to serving its millions of retail, business, wealth management, payment, commercial and corporate, and investment services customers across the country and around the world as a trusted financial partner, a commitment recognized by the Ethisphere Institute naming the bank a 2018 World’s Most Ethical Company. For more information: www.usbank.com/newsroom/index.html.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com